

March 20, 2012

<u>Via E-mail</u>
Mr. Michael S. Shanahan
Chief Financial Officer
Speedemissions, Inc.
1015 Tyrone Road, Suite 220
Tyrone, Georgia 30290

      Re: **Speedemissions, Inc.**
              Form 10-K for the year ended December 31, 2010
              Filed March 31, 2011
              File No. 000-49688

Dear Mr. Shanahan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Linda Cvrkel

                            Linda Cvrkel
                            Branch Chief